Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

More Travel Choices CEO Letter Thank You for Flying with US embark With summer in full swing, travelers from across the country are taking trips to see family and friends, experience new destinations, or connect with coworkers. US Airways is proud to provide you with more than 3,100 daily flights to 198 destinations, including service to large, medium, and smaller communities.

With our US Airways Express service, operated by our wholly owned subsidiaries Piedmont and PSA, and through our partnership with six regional airlines, we are able to offer service to smaller communities and connect customers to hundreds of destinations around the world. Customers in those communities have access to numerous vacation destinations, large metropolitan areas, and business centers with convenient one-stop connecting service through our hubs in Charlotte, Philadelphia, Phoenix, and US Airways Express service connects smaller communities to hundreds of destinations around the world. Washington, DC. Combined, US Airways Express operates a feet of 286 aircraft that offer 1,875 flights per day to 137 destinations in the U.S., Canada, and Mexico. Building on the strength of our hubs, we are able to provide US Airways Express service to smaller communities throughout the country, from Flagstaff, Arizona, to Islip, New York. Last year alone we added convenient nonstop access to our nation’s capital from 22 cities, including Fort Walton Beach, Florida; Augusta, Georgia; Bangor, Maine; and Jackson, Mississippi. Once our merger with American Airlines is closed, which we anticipate happening in the third quarter of this year, we expect the new American Airlines to offer more than 6,700 daily flights to 336 destinations in 56 countries, further expanding the choices you have today on US Airways and US Airways Express. We expect to maintain or expand service to all of the communities we serve today, both large and small, and our customers will benefit from more than 1,300 new and more convenient single-carrier routes. US Airways is committed to serving our customers in all communities — small, medium, and large. Whether you’re traveling this summer to or from Portland, Maine; Monterey, California; Paris; Rome; or our newest destination, São Paulo, Brazil, we’d like to welcome you aboard one of US Airways’ and US Airways Express’s 3,100 flights. On behalf of the 38,000 employees of US Airways and our wholly owned subsidiary carriers, Piedmont and PSA, I’d like to thank you for choosing US Airways for your travels today. We look forward to seeing you on a flight with us again soon. Doug Parker Chairman and CEO Important Information About the Proposed Transaction with American Airlines Visit www.newAmericanarriving.com for more important information about the proposed transaction. US Airways and American have filed and will be filing documents with the SEC regarding the proposed transaction. Investors and security holders are urged to read these documents carefully and in their entirety at www.sec.gov. This letter includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and neither AMR nor US Airways assumes any obligation to update or supplement any forward-looking statement to reflect actual results, or changes in assumptions or other factors affecting forward-looking statements except as required by law.

6 JULY 2013 usairwaysmag.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.